July 28, 2016

By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:   Martin James

  Kristin Lochhead

  Kate Tillan

  Laurie Abbott

  Geoff Kruczek

Re:	Cynosure, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
Form 8-K filed April 26, 2016
File No. 000-51623

Ladies and Gentlemen:

This letter is in response to the letter (the “Letter”) dated July 6, 2016 from Martin James, Senior Assistant Chief Accountant, Office of Electronics and Machinery, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), to Timothy W. Baker, the Chief Operating Officer and Chief Financial Officer of Cynosure, Inc. (“we,” the “Company” or “Cynosure”). The responses are keyed to the numbering of the comments and the headings used in the Letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Business, page 4

1.	We note your “flagship products” listed on pages 5, 13, and 51 and your discussion of applications beginning on page 14. Please revise future filings to provide the disclosures required under Regulation S-K Item 101(c)(1)(i).

Response: Regulation S-K Item 101(c)(1)(i) (“Item 101(c)(1)(i)”) requires disclosure “for each of the last three fiscal years the amount or percentage of total revenue contributed by any class of similar products or services which accounted for 10 percent or more of consolidated revenue in any of the last three fiscal years.” We respectfully advise the Staff that our products are all in the same class of similar products within the meaning of Item 101(c)(1)(i): aesthetic treatment systems.

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The Company considers its aesthetic treatment systems, including its flagship products, to be a single class of products because they are all: (1) laser, light or energy-based systems, (2) manufactured using the same or similar technology and have a similar production process, (3) sold to the same types and/or classes of customers, many of which buy multiple products, (4) managed by a single operations and sales and marketing group, (5) utilized in the same end markets, (6) sold through a single global distribution organization, and (7) serviced by the same field service engineers who are employed to provide maintenance services on all the products at customer sites. In addition, many of our products treat the same indications and also treat multiple indications, all within the aesthetic treatment market.

As required by Regulation S-K, we have provided the three-year revenue history of the revenues derived from the sale of aesthetic treatment systems on pages 55 and 59 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2015. In the future, we plan to include the same information under Part I, Item 1 of Form 10-K.

For these reasons, the Company believes that it has complied with the reporting provisions of Item 101(c)(1)(i) of Regulation S-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 55

2.	We note your disclosure in your Form 10-K that your revenue derived from North American sales increased 37% in fiscal year 2015 as compared to fiscal year 2014 due to sales from new products and due to “strong sales” of existing products, a “full year of MonaLisa Touch sales,” and the “launch of SculpSure” during 2015. We also note that revenue derived from sales outside of North America decreased 5% due to “unfavorable exchange rates” and “a lower number of units sold.” When individual line items disclosed in your statements of operations significantly fluctuate in comparison to the comparable prior period, you should quantify the extent to which each item contributed to the significant change. Your disclosure should also clarify the effect changes in price and volume had on your disclosed results, such as the “strong sales” to which you refer, as well as the reasons underlying those changes. Please revise future filings in response to this comment. For further guidance, please refer to Item 303 and the related instructions in Regulation S-K as well as SEC Interpretive Release No. 34-48960 (December 19, 2003).

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July 28, 2016

Response: We acknowledge the Staff’s comment and will include clarification in our future filings with the Commission as requested.

Liquidity and Capital Resources, page 61

3.	We note the disclosures in your income taxes note to the financial statements relating to unremitted foreign earnings. To help investors better understand your liquidity position, please revise this section in future filings to quantify the amount of cash and cash equivalents and short-term marketable securities held at foreign subsidiaries at each year-end. Discuss whether such amounts are available for use in the U.S. without incurring U.S. taxes and, if so, describe any strategies you currently undertake to make the amounts available.

Response: We acknowledge the Staff’s comment and will include clarification in our future filings with the Commission as requested.

Item 8. Financial Statements

Consolidated Statements of Operations, page F-4

4.	We see that you present revenues from parts, accessories, service and royalties separately from product revenues. Please tell us how you considered the subcaptions in Rule 5-03.1 of Regulation S-K in this presentation and why you do not also separately present cost of revenues for your revenue categories in compliance with Rule 5-03(b) of Regulation S-X.

Response: In presenting revenues from parts, accessories, service and royalties separately from product revenues, we have considered the subcaptions under Rule 5-03.1 of Regulation S-X. Our main classes of revenue are products, parts, accessories, service and royalty. We develop, manufacture, and market aesthetic treatment systems. We also perform repair services on those systems, sell parts to distributors to perform services, sell accessories for use with systems and receive royalty payments under license agreements from the sale of systems. Product revenue is more than 10% of total revenue (81% for 2015) and, therefore, disclosed separately on the face of the financial statements. Each of the other classes individually represents less than 10% of total revenue and, therefore, are grouped together. We do not have any related party revenue. Other revenue (which consists of medical device tax and freight) is approximately 1% of total revenue and, therefore, is not disclosed separately.

Rule 5-03(b) of Regulation S-X calls for cost of revenue to be presented in the same manner as revenue. Our cost of revenue, however, includes expenses that are commingled across revenue

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from products, parts and accessories. Any allocation of these expenses among our main classes of revenue would require assumptions and judgments such that the allocated expenses would likely not be representative of actual costs. Accordingly, we believe that such an allocation would not provide accurate or beneficial information to readers of our financial statements.

For example, our cost of revenue includes production variances and indirect costs. Although we have established part-level standard labor and overhead rates, charges and variances do occur. Production variances incurred during manufacturing are associated with parts and accessories that are sold separately, as well as those included in a bill of material for the aesthetic treatment systems. Other charges and variances include purchase price variances, scrap, excess and obsolescence reserves, and physical inventory reserves. These production variances and indirect costs are commingled across the cost of revenue from products, parts and accessories.

As another example, our cost of revenue also includes expenses associated with amortization of intangible assets (such as technology licenses) acquired through various acquisitions. The intangible assets permit us to develop, sell and service our products and are, therefore, embedded in various aesthetic treatment systems, parts and accessories. In addition, some of our acquired technology has been integrated into other Cynosure aesthetic treatment systems. Therefore, the cost of revenue related to amortization expense is commingled across the cost of revenue from products, parts and accessories.

Note 2. Summary of Significant Accounting Policies

Inventory, page F-10

5.	Please tell us the basis for your classifications of the demonstration lasers as either inventory or fixed assets. Include a discussion of the nature of the products, the length of time the units remain in the field prior to being sold, whether or not the lasers can be readily repaired or restored, and management’s intent with respect to the lasers. Also tell us the amount of demonstration lasers included in inventory as of December 31, 2015.

Response: Aesthetic treatment systems used for demonstration are finished goods that are allocated to regional warehouses and used for display at tradeshows, workshops or customer sites. The systems are held in finished goods and primarily consist of recently released aesthetic treatment systems. Our systems are used for aesthetic procedures by customers entering or expanding their aesthetic practices. Our systems are considered a large capital purchase by our customers who typically want to see them on display before purchasing.

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July 28, 2016

As finished goods inventory, demonstration systems remain sellable while in inventory, are kept in proper working order and may be sold or transferred to other warehouse locations. Similar to any other finished goods in inventory, we account for such demonstration inventory in accordance with the policy for excess and obsolescence review of our entire inventory. The majority of our demonstration system sales occur during the first year. Sales beyond year one are infrequent. If not sold after a period of one year, demonstration systems are transferred to fixed assets and continuously used by representatives to foster sales. As a policy, we place a three-year useful life on the demonstration systems classified as fixed assets. We chose a useful life of three years to match the consumption over time in a way that reflects the reducing value and benefits realized from its use.

We have consistently applied and maintained this policy based on our review of factors that specifically relate to Cynosure systems. There has been no fundamental change in our business that would cause us to change or modify the approach of maintaining demonstration systems within inventory for display for up to one year before being moved to fixed assets and being depreciated.

At December 31, 2015, we had $4.7 million of demonstration systems in inventory that will transfer to fixed assets in 2016 in the manner described above unless previously sold. Our total inventory balance at December 31, 2015 was $79.8 million.

Revenue Recognition and Deferred Revenue, page F-11

6.	Please tell us the nature of your multiple-deliverable arrangements, the significant deliverables within the arrangements, and the general timing of revenue recognition for the significant units of accounting. Tell us the general timing of delivery or performance of service for the deliverables within the arrangements and any performance-, cancellation-, termination-, and refund-type provisions. Discuss how you considered ASC 605-25-25-5. Revise future filings to provide all of the disclosures required by ASC 605-25-50-2.

Response: Our primary sales are from aesthetic treatment systems which are fully operational at the time of the sale. We manage inventory levels such that the number of sales with undelivered items (i.e. back ordered parts, accessories) is minimal.

We sometimes have multiple deliverable arrangements when we sell additional elements with our aesthetic treatment systems. These elements consist of extended warranties, accessories, installation services and training. We recognize revenue on the aesthetic treatment systems and

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any associated elements generally upon shipment, except for extended warranties, which are recognized ratably over the extended warranty period. See below for a discussion and analysis of each element.

We do not offer a right of cancellation, termination, refund or return but do maintain a return reserve provision.

Extended Warranty

We typically provide a standard one-year warranty on all aesthetic treatment system sales, which we include in the cost of the system. Our standard one-year warranty obligation is limited, in its exclusive option, to repair or replace parts and materials which prove to be defective, and does not contain any service performance obligations. The costs of these standard warranties are accrued in accordance with ASC 450, Contingencies. A customer may be offered extended warranties beyond the standard warranty period. The majority of the extended warranty contracts are for one year. All extended warranty contracts are deferred and revenue is recognized over the life of the extended warranty contract. Although extended warranties are offered at the signing of the aesthetic treatment system purchase contract, the majority of customers decline to purchase the extended warranty.

Due to the type of revenue arrangements and structure of our contracts, we refer to guidance on separately priced extended warranties within ASC 605-20-25-1 through 25-6. Under this guidance, we defer the selling price of the separately priced extended warranty at the inception of the arrangement, and allocate the remainder of the arrangement consideration among the remaining elements in accordance with the guidance in ASC 605-25.

Accessories

Accessories are products that are used with various aesthetic treatment systems to perform specific procedures. When accessories are bundled together with the aesthetic treatment system sale, the accessories are separated from product revenue and recognized, when shipped, as accessories revenue. Both the aesthetic treatment systems and the accessories have standalone value and we have established vendor-specific objective evidence (“VSOE”) of fair value on accessories in accordance with ASC 605-25-30.

Installation and Training Services

We offer installation and training services as a convenience to our customers.

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Our aesthetic treatment systems are functional and operational upon shipment and have standalone value. Installation services are offered by either a service technician and/or a nurse consultant who removes packaging material if necessary and reviews system protocols and laser safety with the customer’s personnel. All of the system operations and protocols are described within the operating manual for the aesthetic treatment system, which is also provided at the time of delivery. The installation service is scheduled prior to the shipping of the system and is typically performed shortly after delivery. The service typically takes one half day to complete. We pay a standard fee to the consultants for these installation services when an outside party is used (typically $1,000 per occurrence).

Training services for certain of our products are performed by third-party consultants. These services are rendered shortly before or after system delivery to demonstrate system operation and performance to the customer. This service does not cover, nor is it intended to cover, medical procedures. We pay a standard fee to the consultants for these services (typically $3,000 per occurrence). Training typically takes one half day to complete.

Payment for the aesthetic treatment system is not contingent upon the delivery of either type of installation or training services.

We have concluded that installation and training services are an inconsequential and/or perfunctory obligation of each aesthetic treatment system sale. When evaluating the revenue recognition implications of the installation and training services, we considered the following guidance.

SAB Topic 13.A.3.c states that an obligation is substantive rather than perfunctory if the cost of completing the obligation, or the fair value of that obligation, is more than insignificant in relation to such items as the contract fee, gross profit, and operating income allocable to the unit of accounting. As described above, the fees paid for these services are between $1,000 and $3,000 per occurrence. These fees are insignificant compared to the $130,000 average aesthetic treatment system price (as of 2015). The payment for the system is not dependent upon the installation or training services; in fact, the payment terms are based on the shipment date of the system and not the date of the installation or training services.

SAB Topic 13.A.3.c states that a performance obligation is not inconsequential or perfunctory if it is essential to the functionality of the delivered product. In addition, remaining activities are not inconsequential or perfunctory if failure to complete the activities would result in the customer receiving a full or partial refund or rejecting the products delivered. Our aesthetic treatment systems are fully operational at the time of delivery and have standalone value. The customer has purchased the equipment for future use in their business/practice. In most cases, they have previously viewed live demonstration on the product and its uses. The installation and

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training services are inconsequential to the future and intended use of the equipment. In addition, installation services are not technical in nature, cover laser functionality and system protocols, and can be performed by third-party consultants. As further evidence that this service is a convenience to the physician, we note that our hospital customers typically do their own installations. In addition, training is not considered medical training (the doctor already knows how to perform procedures), but rather covers clinical parameters. Lastly, we do not offer a right of return or refund for the installation or training services.

SAB Topic 13.A.3.c states that the obligation is substantive if the skills required to complete the obligation are specialized or are not readily available in the marketplace. This is not the case with either the installation or training services that we offer. Installation services are performed by third party consultants with knowledge of aesthetic treatment systems to which there is a large pool. In addition, because these services are not specialized, they can be considered readily available in the marketplace. Lastly, training is performed by doctors who have utilized the systems (outside parties) for which there is a large pool who are able to perform the training procedures.

We acknowledge the Staff’s request that we provide all of the disclosures required by ASC 605-25-50-2 in future filings, and will do so in future filings.

7.	Also tell us how you considered ASC 605-25-25-3 related to separate contracts with the same entity or related parties.

Response: We have considered the guidance within ASC 605-25-25-3. Our business model generally does not involve separate contracts entered into at or near the same time, nor does our business model involve incremental future discounts offered to the same customer. Approximately 85% of our product sales are through a direct sales force to a customer, and the remaining 15% are sold through distributors. Our customers purchase aesthetic treatment systems for specific aesthetic procedures and do expend time to build their practice around such procedures before investing in additional equipment for expanded aesthetic procedures. In addition, our business model does not include contractual arrangement terms that give customers the right to future purchases of additional products or services for an amount below market value (significant discount) or incremental discounts, in addition to the current products and services being purchased. Our distributors purchase under distribution agreements with standard price terms. In addition, since we provide a standard warranty on aesthetic treatment systems, our distributors do not order parts shortly after the aesthetic treatment system purchase for repair, as these would be covered under the standard warranty agreement.

When a customer purchases multiple aesthetic treatment systems at the same time, the same discount is applied across all systems purchased at that time. Elements such as extended warranties and accessories are recognized at their VSOE rates before such allocation, as discussed in our responses to Comments 6 and 8.

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We monitor sales and other activities with related parties and any transactions with related parties are unusual and infrequent.

8.	Describe to us any training and installation services you provide and tell us how you considered SAB Topic 13.A.3.c in your accounting. Tell us whether the installation and training are specialized and not readily available in the marketplace.

Response: We refer you to the discussion of installation and training services in our response to Comment 6.

9.	Please tell us the significant factors, inputs, assumptions, and methods used to determine selling price (whether vendor-specific objective evidence, third-party evidence, or estimated selling price) for each of the significant deliverables. Refer to ASC 605-25-30-2 and 605-25-50-2.

Response: Multiple-element arrangements are evaluated in accordance with ASC 605-25 with respect to arrangements with extended warranties and accessories. Infrequently, we sell aesthetic treatment systems with extended warranties. In those circumstances, we do not separately price the extended warranty; rather, we offer a bundled price for the aesthetic treatment system and extended warranty. We allocate revenue among the elements based upon their VSOE of fair value. VSOE related to extended warranties and accessories are based on the relative sales price based on separate stand-alone sales of these elements. If VSOE does not exist, we may use third party evidence of fair value (“TPE”) to determine the relative selling price of each element. If neither VSOE nor TPE exists, we may use management’s best estimate of selling price (“BESP”) of each element to determine the relative selling price. Presently, there are no elements for which we are utilizing TPE or BESP.

In a multiple element arrangement, revenue is deferred for extended warranties based on the established VSOE amounts and recognized ratably over the extended warranty period, which is generally one year. The relative sales price of extended warranties is based on the actual pricing of service contracts purchased on a standalone basis at a later time, normally at the end of the standard warranty period. The service contract price varies by aesthetic treatment system and is typically for a one year period.

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Revenues associated with accessories are separated from product revenue based on established VSOE and accordingly classified under the caption “parts, accessories, service and royalty revenue” and recognized when shipped. These accessories are predominantly shipped with the aesthetic treatment system.

Exhibits

10.	In future filings, please include as exhibits your November 2014 exclusive distribution agreement with El.En. S.p.A. and the additional distribution agreements you entered into with El.En. in the fourth quarter of 2015 or advise us as to why they need not be filed pursuant to Item 601(b)(10) of Regulation S-K. We note, in this regard, that Exhibit 10.6 appears to be the only agreement with El.En. filed with this Form 10-K, whereas your disclosure references multiple, other agreements.

Response: We acknowledge the Staff’s comment and plan to file our November 2014 exclusive distribution agreement with El.En. S.p.A. as an exhibit to our upcoming Quarterly Report on Form 10-Q for the quarter ended June 30, 2016.

We respectfully advise the Staff that each of the other distribution agreements we entered into with El.En. in the fourth quarter of 2015 is not a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K because: (1) each such agreement ordinarily accompanies the kind of business conducted by the Company; and (2) our business is not substantially dependent upon any of these agreements.

Form 8-K filed April 26, 2016

Exhibit 99.1

11.	We note that in your Highlights section you present non-GAAP earnings and non-GAAP margin before the most directly comparable GAAP measures. Your presentation appears to give greater prominence to the non-GAAP measures than to the comparable GAAP measures which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review that guidance when preparing future earnings releases.

Response: We acknowledge the Staff’s comment and will ensure that GAAP measures are given equal or greater prominence in our future earnings releases.

Securities and Exchange Commission

July 28, 2016

12.	You disclose non-GAAP measures relating to the amounts of, and percentage changes to, your international product revenues on a constant currency basis but you do not provide the reconciliations to the most directly comparable GAAP measures as required by Item 10(e)(i)(B) of Regulation S-K. See also Question 104.06 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please revise your future earnings releases to comply with that guidance.

Response: We acknowledge the Staff’s comment and, to the extent we report in such a fashion, will include this reconciliation in our future earnings releases.

*  *  *  *

Securities and Exchange Commission

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The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or if you require additional information, please contact the undersigned by telephone at (978) 367-2337 or electronically at tbaker@cynosure.com. Thank you for your assistance.

Very truly yours,

/s/ Timothy W. Baker
Timothy W. Baker
Chief Operating Officer and Chief Financial Officer

cc:	Christopher J. Geberth, Executive Vice President of Finance

Peter C. Anastos, Senior Vice President, General Counsel and Secretary

Jason L. Kropp, Wilmer Cutler Pickering Hale and Dorr LLP